Exhibit 3.11

CERTIFICATE OF AMENDMENT

OF THE

AMENDED & RESTATED CERTIFICATE OF INCORPORATION

OF

VISANT CORPORATION

November 18, 2013

Visant Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is Visant Corporation.

2. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware under the name Ring IH Corp. on July 21, 2003. An Amended & Restated Certificate of Incorporation was filed on July 29, 2003. An Amendment to the Amended & Restated Certificate of Incorporation was filed on February 18, 2005.

3. This Certificate of Amendment, which further amends the Amended & Restated Certificate of Incorporation, was duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. A new Article EIGHTH is hereby added to the Amended & Restated Certificate of Incorporation as follows:

“EIGHTH: (a) The voting power of each director of the Corporation with respect to each action taken by the Board of Directors shall be one vote per director; provided, however, that the voting power of any director with respect to actions taken by the Board of Directors may be increased or decreased, from time to time, to such number of votes and/or fractional votes as determined by a resolution adopted by the holders of a majority of the Common Stock outstanding. Unless otherwise determined in such resolution, a director’s voting power for any action taken by a committee of the Board of Directors, and by any subcommittee of a committee of the Board of Directors, shall be the same as such director’s voting power with respect to action taken by the Board of Directors.

(b) For the avoidance of doubt, (i) the voting power of any director may be different from the voting power of any other director, and (ii) the holders of a majority of the outstanding Common Stock may act, by written consent or at a stockholder meeting, to adopt one or more resolutions that fix or alter the voting power of each director. For purposes of this Amended & Restated Certificate of Incorporation and the bylaws of the Corporation, every reference to a majority or other proportion of directors with respect to establishing a quorum for meetings of the Board of Directors, Board of Directors committees or subcommittees of Board of Directors committees, and with respect to the requisite votes for approval of action by the Board of Directors, a Board of Directors committee or a subcommittee of a Board of Directors committee (whether action is taken at a meeting or by written consent) shall refer to such majority or other proportion, as applicable, of the votes entitled to be cast by such directors.”

5. This Certificate of Amendment shall be effective as of the date of its filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned, as a duly authorized officer of the Corporation, has executed this Certificate of Amendment as of the date first written above.

/s/ Marie D. Hlavaty
Name:	Marie D. Hlavaty
Title:	Senior Vice President and Secretary

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